

Mail Stop 4546

March 3, 2017

VIA E-mail
Mr. Richard G. Johnson
Chief Financial Officer
Phibro Animal Health Corp.
Glenpointe Centre East, 3rd Floor
300 Frank W. Burr Boulevard, Suite 21
Teaneck, New Jersey 07666-6712

> **Re:** **Phibro Animal Health Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 29, 2016**
> **Form 8-K dated February 6, 2017**
> **Filed February 6, 2017**
> **File No. 001-36410**

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016
Notes to Consolidated Financial Statements
Note 5: Acquisitions, page 93

1. For both your fiscal 2016 and 2015 acquisitions you indicate that you do not provide pro forma information because the results are not material to your consolidated financial statements. Please tell us your consideration of:
   - Disclosing revenues and earnings of each acquiree since their respective acquisition dates included in your consolidated results as required by ASC 805-10-50-2h.1. Quantify these amounts for each reporting period; and
   - Disclosing the extent of increases in segment and/or product grouping revenues attributable to sales of newly acquired products in Management's Discussion and Analysis as required by Item 303(a)(3)(iii) of Regulation S-K.

Form 8-K filed February 6, 2017
Exhibit 99.1 Press Release, dated February 6, 2017

Adjusted Net Income, page 8

2. Please represent to us that you will no longer present a full non-GAAP income statement depicting your Adjusted Net Income in future earnings releases. See the first bullet of Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures revised on May 17, 2016.

Guidance for fiscal year 2017, page 10

3. You provide guidance for fiscal 2017 non-GAAP adjusted net income but not for GAAP net income. Please represent to us that you will provide guidance on a GAAP basis in future earnings releases or tell us why you cannot provide it without unreasonable effort as stipulated in Item 10(e)(1)(i)(B) of Regulation S-K. If you cannot provide GAAP guidance represent to us that you will provide the disclosure called for in the penultimate bullet of Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures revised on May 17, 2016.

4. Please tell us why the $24 million provision for income taxes in your fiscal 2016 non-GAAP adjusted net income is not the same as the $16.8 million amount presented on page 14 of your fourth quarter of fiscal 2016 earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance